SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

**PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report (date of earliest event reported): July 23, 2003

[DIEBOLD LOGO]

DIEBOLD, INCORPORATED
(Exact name of registrant as specified in its charter)

Ohio	1-4879	34-0183970
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio	44720-8077
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (330) 490-4000

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ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(c)   Exhibits

Exhibit No.	Exhibit Description
99.1	News Release of Diebold, Incorporated dated July 23, 2003.

ITEM 9. REGULATION FD DISCLOSURE.

On July 23, 2003, Diebold, Incorporated issued a news release describing its results for the second quarter of 2003 and expectations for the full year 2003. The news release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DIEBOLD, INCORPORATED

Date: July 23, 2003

By: /s/Gregory T. Geswein
Gregory T. Geswein
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

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DIEBOLD, INCORPORATED

FORM 8-K

INDEX TO EXHIBITS

<u>**EXHIBIT NO.**</u>

99.1   News Release of Diebold, Incorporated dated July 23, 2003